

Angela Hood · 2nd

Founder/CEO at Ai4JOBS

Austin, Texas · 500+ connections · **Contact info**

Ai4JOBS

🅰🅼 **Texas A&M Universit**

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ThisWayGlobal - AI for Talent Acquisition and So...

We solve finding candidates for any job in minutes. Request demo...



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Ai4J

Experience

Founder/CEO

Ai4JOBS · Full-time

Sep 2019 – Present · 10 mos
Austin, Texas, United States

Our company empowers better job decisions, for people and businesses, based on real-time data. Ai4JOBS is available via the company's online application, custom integration, customer dashboard, direct API, Salesforce App Exchange, and applicant tracking systems.

Founder/CEO

ThisWay Global
Jan 2014 – Present · 6 yrs 6 mos
Austin, Texas Area

Exciting News for 2020:
In just a few days you will be able to identify the best #candidates from your #applicants thru LinkedIn ZipRecruiter Indeed.com and other job boards. You will see a rank and score of each so you can fill #jobs faster and so more people find jobs they are a great fit for. ...see mor


Talent Acquisition Solutions For ALL Industries


Welcome to your Ai4JOBS Inter


Hiring and looking for a job does not have to be painful.
It can be on-demand...This

NMFA Delegate

United States Marine Corps
1992 – 2015 · 23 yrs

Currently I lead the development of a jobs platform that will convert military experience into accurate civilian credentials that will be relevant to both the employer and the prior service member. It's thiswayglobal.com We welcome your comments.
Note - I am a USMC spouse of more than 23 years, with US government delegate ex ...see mor

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Consultant

K2S Corporation
Aug 2012 – Apr 2014 · 1 yr 9 mos
United Kingdom

Consultant to European start-up and pre-seed entrepreneurs interested in fund raising, marketing and/or launching a product in the US market.
Specific areas of interest are IT, international education technologies and other high-tech platforms, as well as the development and manufacturing of licensed sports produc ...see mor

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Founder

Key2Sports
Oct 2008 – Aug 2012 · 3 yrs 11 mos
US

Key2Sports was originally founded to provide business based support for sports teams. As a result of niche growth from 2010-2012, Key2Sports pivoted to design and manufacturing of licensed products NCAA, NFL and NBA organizations, as well as sports related com ...
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Seahawks

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Education



Texas A&M University
Bachelor of Science (BS), Architecture, Construction, Development
1986 – 1991
Activities and Societies: Founder of the Construction Sciences Career Fair, now in it's 22nd yea
http://cosc.arch.tamu.edu/industry/career-fair/ Prior officer for Associated General Contractors
(AGC) Competitive Athlete Active in Intramural Sports

October 18, 2013
Texas A&M Ranks First Among Public U. S. Universities In New Global CEO Alma Mater Index
Texas A&M University ranks first among all public universities in the United States in a new
international survey citing the 100 higher education institutions that produced the most current
chief executives of the world's largest companies.

The listings, first of its type, are titled the "Alma Mater Index: Global Executives" and published
by London-based Times Higher Education.

While topping all public U.S. universities, Texas A&M placed 34th overall and 13th among U.S
institutions. U. S. representation is dominated by private universities, headed by Harvard and
Stanford.

http://www.arch.tamu.edu/



University of Cambridge
Entrepreneurship/Entrepreneurial Studies
Activities and Societies: Entrepreneurship

I'm not a student of the university, but rather an Alumni/Founder at ideaSpace - University of
Cambridge.

University of Cambridge - ideaSpac

Licenses & Certifications



Certified Licensed Contractor: States of CA, SC and TX

National Association of Home Builders



WEConnect International Certified Women Owned Business

WEConnect International



Women-owned Business Enterprise - WBE

WBENC

Volunteer Experience



Founder Member

Cambridge Wireless

Science and Technology



Business Growth Advisor

Enterprise Nation

Economic Empowerment



Founder of the Department of Architecture Career Fair

Texas A&M University

Education

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